1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              )

News Release

Contact:	Janet Chen, IR Director
Siliconware Precision Industries Co., Ltd.	janet@spil.com.tw
No. 45, Jieh Show Rd.	+886-3-5795678#3675
Hsinchu Science Park, Hsinchu	Byron Chiang, Spokesperson
Taiwan, 30056	byronc@spil.com.tw
www.spil.com.tw	+886-3-5795678#3671

Siliconware Precision Industries Reports a 10.8% Quarter-over-Quarter

Growth in Revenues Resulting in Earnings per Share of NT$ 0.47 or

Earnings per ADS of US$ 0.08 for Third Quarter 2011

Taichung, Taiwan, Oct 26, 2011–Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its consolidated sales revenues for the third quarter of 2011 were NT$ 16,325 million, which represented a 10.8% growth in revenues compared to the second quarter of 2011 and a 0.1% growth in revenues compared to the third quarter of 2010. SPIL reported a net income of NT$ 1,471 million for the third quarter of 2011, compared with a net income of NT$ 1,125 million and a net income of NT$ 1,490 million for the second quarter of 2011 and the third quarter of 2010, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.47, and diluted earnings per ADS was US$ 0.08.

All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.

Operating results review:

•

For the third quarter of 2011, net revenues from IC packaging were NT$ 14,947 million and represented 91% of total net revenues. Net revenues from testing operations were NT$ 1,378 million and represented 9% of total net revenues.

•	Cost of goods sold was NT$ 13,843 million, representing an increase of 11.3% compared to the second quarter of 2011 and a decrease of 1.0% compared to the third quarter of 2010.

•

Raw materials costs were NT$ 7,568 million for the third quarter of 2011, and represented 46.4% of total net revenues, whereas raw materials costs were NT$ 6,570 million and represented 44.6% of total net revenues for the second quarter of 2011.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 115 million.

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•

Gross profit was NT$ 2,482 million for the third quarter of 2011, representing a gross margin of 15.2%, which declined from a gross margin of 15.6% for the second quarter of 2011 and was up from 14.2% for the third quarter of 2010.

•

Total operating expenses for the third quarter of 2011 were NT$ 1,135 million, which included selling expenses of NT$ 196 million, administrative expenses of NT$ 430 million and R&D expenses of NT$ 509 million. Total operating expenses represented 7.0% of total net revenues for the third quarter of 2011.

•	The accrued expenses of bonuses to employees, directors and supervisors accounted for under operating expenses totaled NT$ 49 million.

•

Operating income was NT$ 1,347 million for the third quarter of 2011, representing an operating margin of 8.2%, which decreased from 8.3% for the second quarter of 2011 and decreased from 9.6% for the third quarter of 2010.

•	Non-operating items:

•

Our net currency exchange gain of NT$ 79 million for the third quarter of 2011 was mainly due to appreciation of our US dollar denominated asset as a result of an appreciation in the foreign currency exchange rate of the US dollar against NT dollar, our reporting currency.

•	Our net investment income of NT$ 199 million for the third quarter of 2011 was primarily cash dividends received from Unimicron.

•

Net income before tax was NT$ 1,629 million for the third quarter of 2011, which increased from a net income before tax of NT$ 1,268 million for the second quarter of 2011 and increased from a net income before tax of NT$ 1,479 million for the third quarter of 2010.

•

Income tax expense was NT$ 158 million for the third quarter of 2011, compared with income tax expense of NT$ 143 million for the second quarter of 2011 and income tax credit of NT$ 11 million for the third quarter of 2010.

•

Net income was NT$ 1,471 million for the third quarter of 2011, which increased from a net income of NT$ 1,125 million for the second quarter of 2011 and decreased from a net income of NT$ 1,490 million for the third quarter of 2010.

•	Total number of shares outstanding was 3,124 million shares as of Sept 30,2011. Diluted earnings per ordinary share for this quarter was NT$ 0.47, or US$ 0.08 per ADS.

2

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 14,230 million as of Sept 30, 2011 from NT$ 14,267 million as of June 30, 2011, and NT$ 11,820 million as of Sept 30, 2010.

•	Capital expenditures for the third quarter of 2011 totaled NT$ 2,681 million, which included NT$ 2,298 million for packaging equipment and NT$ 383 million for testing equipment.

•	Total depreciation expenses for the third quarter of 2011 totaled NT$ 2,293 million, which included NT$ 1,741 million was from packaging operations and NT$ 552 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 14,947 million for the third quarter of 2011, which represented an increase of NT$ 1,498 million or 11.1% compared to the second quarter of 2011.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & FCBGA accounted for 45%, 27% and 19%, respectively, of total net revenues for the third quarter of 2011.

•

Capital expenditures for IC packaging operations totaled NT$ 2,298 million for the third quarter of 2011, which included NT$ 2,281 million for packaging and building construction and NT$ 17 million for wafer bumping operations.

•	As of Sept 30, 2011 we had 6,616 wirebonders installed, of which 290 were added and 384 were disposed in the third quarter of 2011.

IC testing service:

•	Net revenues from testing operations were NT$ 1,378 million for the third quarter of 2011, which represented an increase of NT$ 92 million or 7.1% compared to the second quarter of 2011.

•	Capital expenditures for testing operations totaled NT$ 383 million for the third quarter of 2011.

•	As of Sept 30, 2011 we had 337 testers installed, of which 1 was added and 10 were disposed in the third quarter of 2011.

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Revenue Analysis

•	Breakdown by end applications:

By application	3Q11	2Q11

Computing	14%	15%

Communication	54%	54%

Consumer	19%	17%

Memory	13%	14%

•	Breakdown by packaging type:

By packaging type	3Q11	2Q11

Bumping & FCBGA	19%	20%

Substrate Based	45%	41%

Leadframe Based	27%	30%

Testing	9%	9%

4

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited consolidated basis. Audited consolidated financial figures will be publicly announced upon the completion of our audit process. The investment gains or losses of our company for the three months ended Sept 30, 2011 reflect our gains or losses attributable to the third quarter of 2011 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the unaudited consolidated financial data for our company for the three months ended Sept 30, 2011, nor the unaudited consolidated financial data for our company for the nine months ended Sept 30 2011 is necessarily indicative of the results that may be expected for any period thereafter.

5

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED BALANCE SHEET

As of Sept 30, 2011 and 2010

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Sept 30, 2011			Sept 30, 2010		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and cash equivalent	466,868	14,230,144	17	11,820,194	15	2,409,950	20
Accounts receivable	395,571	12,057,019	14	10,814,386	14	1,242,633	11
Inventories	148,495	4,526,124	5	3,241,494	4	1,284,630	40
Other current assets	53,318	1,625,119	2	2,771,113	4	(1,145,994)	-41

Total current assets	1,064,252	32,438,406	38	28,647,187	37	3,791,219	13

Long-term investments	194,324	5,922,993	7	5,959,832	8	(36,839)	-1
Fixed assets	2,783,104	84,829,015	99	78,261,469	99	6,567,546	8
Less accumulated depreciation	(1,320,243)	(40,241,018)	-47	(35,918,744)	-46	(4,322,274)	12

Net fixed assets	1,462,861	44,587,997	52	42,342,725	53	2,245,272	5

Other assets	85,358	2,601,713	3	1,835,322	2	766,391	42

Total Assets	2,806,795	85,551,109	100	78,785,066	100	6,766,043	9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Short-term loans	50,000	1,524,000	2	625,123	1	898,877	144
Accounts payable	271,706	8,281,584	10	7,647,134	10	634,450	8
Other current liability	246,313	7,507,635	9	9,916,841	12	(2,409,206)	-24
Long-term loans	313,714	9,562,005	11	—	—	9,562,005	—
Other liabilities	11,451	349,038	—	38,916	—	310,122	797

Total Liabilities	893,184	27,224,262	32	18,228,014	23	8,996,248	49

Stockholders’ Equity
Capital stock	1,022,428	31,163,611	36	31,163,611	40	—	—
Capital reserve	539,814	16,453,527	20	16,453,526	21	1	—
Legal reserve	234,977	7,162,092	8	6,599,402	8	562,690	9
Retained earnings	121,381	3,699,705	4	4,531,099	6	(831,394)	-18
Unrealized gain or loss on financial instruments	23,460	715,054	1	1,624,291	2	(909,237)	-56
Cumulated translation adjustment	12,000	365,747	—	185,123	—	180,624	98
Net loss not recognized as pension cost	(8,811)	(268,568)	—	—	—	(268,568)	—
Treasury Stock	(31,638)	(964,321)	-1	—	—	(964,321)	—

Total Equity	1,913,610	58,326,847	68	60,557,052	77	(2,230,205)	-4

Total Liabilities & Shareholders’ Equity	2,806,795	85,551,109	100	78,785,066	100	6,766,043	9

Forex ( NT$ per US$ )		30.48		31.26

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Sept 30							Sequential Comparison
	3Q2011				3Q 2010		YOY	3Q 2011	2Q 2011		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	559,634		16,324,530	100.0		16,303,253	0.1	16,324,530		14,735,496	10.8
Cost of Goods Sold	(474,545)		(13,842,471)	-84.8		(13,981,641)	-1.0	(13,842,471)		(12,433,589)	11.3

Gross Profit	85,089		2,482,059	15.2		2,321,612	6.9	2,482,059		2,301,907	7.8

Operating Expenses
Selling Expenses	(6,717)		(195,942)	-1.2		65,339	-399.9	(195,942)		(164,488)	19.1
Administrative Expenses	(14,767)		(430,762)	-2.6		(401,396)	7.3	(430,762)		(416,630)	3.4
Research and Development Expenses	(17,442)		(508,794)	-3.1		(416,451)	22.2	(508,794)		(493,211)	3.2

	(38,927)		(1,135,498)	-7.0		(752,508)	50.9	(1,135,498)		(1,074,329)	5.7

Operating Income	46,163		1,346,561	8.2		1,569,104	-14.2	1,346,561		1,227,578	9.7

Non-operating Income	12,817		373,872	2.3		151,109	147.4	373,872		80,242	365.9
Non-operating Expenses	(3,148)		(91,820)	-0.6		(240,904)	-61.9	(91,820)		(40,411)	127.2

Income from Continuing Operations before Income Tax	55,832		1,628,613	10.0		1,479,309	10.1	1,628,613		1,267,409	28.5
Income Tax Credit (Expenses)	(5,393)		(157,323)	-1.0		10,478	-1601.5	(157,323)		(142,828)	10.1

Net Income	50,438		1,471,290	9.0		1,489,787	-1.2	1,471,290		1,124,581	30.8

Earnings Per Ordinary Share- Diluted		NT$	0.47		NT$	0.48			NT$	0.36

Earnings Per ADS- Diluted		US$	0.08		US$	0.08			US$	0.06

Weighted Average Outstanding Shares - Diluted (‘k)			3,123,946			3,130,970				3,122,858

Forex ( NT$ per US$ )			29.17			31.92				28.83

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED INCOME STATEMENT

For the Nine Months Ended on Sept 30, 2011 and 2010

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months ended on Sept 30, 2011 and 2010
	2011				2010		YOY Change %
	USD	NTD		%	NTD
Net Sales	1,560,752		45,527,145	100.0		48,378,485	-5.9
Cost of Goods Sold	(1,321,504)		(38,548,262)	-84.7		(40,769,251)	-5.4

Gross Profit	239,249		6,978,883	15.3		7,609,234	-8.3

Operating Expenses
Selling expenses	(17,877)		(521,467)	-1.1		(235,432)	121.5
Administrative expenses	(42,727)		(1,246,344)	-2.7		(1,101,870)	13.1
Research and development expenses	(49,973)		(1,457,716)	-3.2		(1,118,101)	30.4

	(110,577)		(3,225,527)	-7.1		(2,455,403)	31.4

Operating Income	128,672		3,753,356	8.2		5,153,831	-27.2

Non-operating Income	19,213		560,436	1.2		264,642	111.8
Non-operating Expenses	(6,875)		(200,554)	-0.4		(222,450)	-9.8

Income Before Income Tax	141,009		4,113,238	9.0		5,196,023	-20.8
Income Tax Credit (Expenses)	(15,334)		(447,299)	-1.0		(682,979)	-34.5

Net Income	125,675		3,665,939	8.1		4,513,044	-18.8

Earnings Per Ordinary Share- Diluted		NT$	1.17		NT$	1.44

Earnings Per ADS- Diluted		US$	0.20		US$	0.23

Weighted Average Outstanding Shares - Diluted (‘k)			3,123,946			3,130,970

Forex ( NT$ per US$)			29.17			31.92

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For 9 Months Ended on Sept 30, 2011 and 2010

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months, 2011		9 months, 2010
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	120,274	3,665,939	4,513,044
Depreciation	221,029	6,736,971	6,238,121
Amortization	13,764	419,521	319,554
Gains on disposal of long-term investment	(2,135)	(65,083)	(17,752)
Change in working capital & others	(72,981)	(2,224,475)	(385,939)

Net cash flows provided from operating activities	279,950	8,532,873	10,667,028

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(277,998)	(8,473,374)	(10,194,312)
Increase of financial asset carried at cost	(16,076)	(490,000)	(923,950)
Proceeds from disposal of equipments	18,444	562,184	949,525
Payment for deferred charges/other changes	(30,060)	(916,228)	(637,963)

Net cash used in investing activities	(305,690)	(9,317,418)	(10,806,700)

Cash Flows from Financing Activities:
Increase of short-term loan	—	—	400,318
Increase of long-term loan	164,042	5,000,000	—
Cash dividends distributed to shareholders and cash bonus distributed to employees	(165,632)	(5,048,478)	(8,040,177)
Proceeds from the exercise of employee stock option /other charges	(21,765)	(663,410)	—

Net cash provided from financing activities	(23,356)	(711,888)	(7,639,859)

Foreign currency exchange effect	6,810	207,569	(15,436)

Net increase (decrease) in cash and cash equivalents	(42,286)	(1,288,864)	(7,794,967)

Cash and cash equivalents at beginning of period	509,154	15,519,008	19,615,161

Cash and cash equivalents at end of period	466,868	14,230,144	11,820,194

Forex ( NT$ per US$ )		30.48	31.26

(1)	: All figures are under ROC GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: October 26, 2011	By: /s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer